SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
Public Company

PRESS RELEASE

PETROBRAS UNABLE TO OBTAIN A BOVESPA LEVEL 2 LISTING

(Rio de Janeiro, December 30, 2002) — PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s biggest oil & gas, petrochemicals and energy company announces that has already announced to its shareholders and the market in general of its intention to become a component of those companies with Differentiated Practices of Corporate Governance with a Level 2 listing on the São Paulo Stock Exchange.

In 2001, the São Paulo Stock Exchange – BOVESPA created a separate listing for the negotiation of shares issued by companies which voluntarily undertake to adopt certain practices of corporate governance and an enhanced degree of disclosure in relation to what is normally required by the standard legislation for public companies.

Companies which adopt BOVESPA Level 2 rules have the potential for obtaining increased appreciation and enhanced liquidity of their shares as well as other traded securities, given that among other reasons, institutional investors have an incentive to apply their funds in shares of listed companies which employ good corporate governance practices.

We now regret to inform that in spite of efforts on the part of the Company, the Finance Ministry’s General Attorney did not recommend the signing of BOVESPA’s Enrollment Contract in the name of the controlling shareholder to the Finance Minister

In the context of the Petroleum Law, the legal problem which the General Attorney has been unable to solve is whether the Federal Government could concur or otherwise with the opinions of preferred shareholders at the General Meetings involving decisions on: mergers, spinning off parts of the Company or incorporations; reevaluation of assets and choice of appraiser and contracts between interested parties. The Brazil’s Securities and Exchange Commission — CVM and many lawyers have opined positively, understanding that the Federal Government could contractually renounce certain rights without reducing its powers as controlling shareholder. The fact of the Company’s controlling shareholder being obliged to observe decisions taken by the holders of preferred shares within narrow contractual limits would in no way erode any powers that might undermine the justified public interest enshrined in the Company’s incorporation .

The Company is convinced that only those companies with the best corporate governance practices and involving the protection of minority shareholder rights and adoption of transparent policies, will continue to achieve guaranteed access to the capital markets. The Federal Government through its representatives on the Board of Directors, has given its unconditional support to the implementation of the ambitious changes required with this objective in mind.

The Company has successfully achieved several of its goals and is proud to be in the vanguard of those adopting modern practices of corporate governance in Brazil.

The first major statutory change was in 1999 when profound alterations in the Company’s corporate governance standards were made, such as: a) the Board of Directors took over the responsibility of appointing the Executive Board while the former was elected by the General Shareholders Meeting; b) all restrictions on the holding of shares by minority shareholders were lifted; c) the Executive Directors ceased to be members of the Board of Directors and the President of the Board no longer accumulates the position of Company President.

During the following years, the Company sought to expand its shareholder base as well as reformulating its corporate organizational structure. Petrobras became a professionally run company, focused on profitability combined with social and environmental responsibility.

At the end of 2001, the Board of Directors took a further step in the direction of guaranteeing its ability to raise finance through adopting additional statutory changes designed to maximize the Company’s standards of corporate governance, at the same time assuring and providing enhanced rights to minority shareholders as well as increasing transparency. Proceeding along the same lines, the Company decided to adopt measures necessary for a Level 2 listing on BOVESPA’s New Market.

The statutory changes of March and June of this year have implemented all the necessary changes for a Level 2 listing with the exception of those mentioned above. Among the changes adopted, the most important are: a) the reduction of the term of office of members of the Board of Directors to 1 year; b) the acceptance of an Arbitration Committee for ruling on disagreements; c) the right of the preferred shareholders to elect one member to the Board of Directors; d) the institution of Corporate Governance Guidelines, which include a mechanism for consulting preferred shareholders on specific questions.

The Company is aware of its responsibilities as the largest and most traded company on the BOVESPA stock exchange. While not achieving its goal as a Level 2 listed company, through its initiatives and attitudes, Petrobras remains committed to providing full support to the development of the Brazilian capital markets.

An eventual Level 2 listing on the São Paulo Stock Exchange remains a strategic objective. Thus, Petrobras will continue to strive for a solution to the problems in this respect in conjunction with the CVM, BOVESPA, class associations and the Finance Ministry.

Rio de Janeiro, December 30, 2002.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS
João Pinheiro Nogueira Batista
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.